Flowers Foods 1919 Flowers Circle Thomasville, Georgia 31757 229.226.9110 flowersfoods.com

September 2, 2022

Via EDGAR

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Karl Hiller, Branch Chief

Re:	Flowers Foods, Inc.

Form 10-K for the Fiscal Year ended January 1, 2022

Filed February 23, 2022

File No. 001-16247

Dear Mr. Hiller:

On behalf of Flowers Foods, Inc. (the “Company”), we acknowledge receipt of the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission contained in the Staff’s letter dated August 26, 2022 (the “Comment Letter”), regarding the Company’s Annual Report on Form 10-K referenced above.

The Comment Letter requests that the Company respond to the Staff’s comments within ten business days or inform the Staff when the Company will respond. As we have discussed with the Staff, the Company hereby requests an extension to September 30, 2022 to respond to the Staff’s comments in light of the upcoming holiday and the personal schedules of those involved in responding. This additional time will enable the necessary review by the Company needed to prepare the Company’s response to the Comment Letter.

Thank you for your consideration of our request for an extension. If you have any questions regarding the foregoing, please do not hesitate to contact me by telephone at 229.227.2284 or by email at Steve.Kinsey@flocorp.com, or our legal counsel at Jones Day, Joel T. May, by telephone at 404.581.8967 or by email at jtmay@jonesday.com.

Very truly yours,

Flowers Foods, Inc.

/s/ R. Steve Kinsey
R. Steve Kinsey
Chief Financial Officer and Chief Accounting Officer

U.S. Securities and Exchange Commission

Division of Corporation Finance

September 2, 2022

cc:	Joel T. May (Jones Day)

Molly Steinhaus Brophy (Jones Day)